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                       Patterson, Belknap, Webb & Tyler
                         1133 Avenue of the Americas
                           New York, NY  10036-6710
                                 212-336-2000
Peter J. Schaeffer
212-336-2313

Fax
212-336-2222

                                        September 23, 1999


Via EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                Re:   Medscape, Inc.
                      Withdrawal of Registration Statement on Form 8-A File No. 000-26883
                      ------------------------------------------------

Dear Sir or Madam:

       On July 29, 1999, Medscape, Inc. (the "Corporation") filed its Registration Statement on Form 8-A (the "Initial Form 8-A") under the Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Corporation's Common Stock, $.01 par value per share (File No. 000-26883). The Corporation also filed a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, on May 4, 1999, which was subsequently amended on July 8, July 26, September 7, September 9, September 10 and September 23, 1999 (the "Securities Act Registration Statement").

       As authorized by the Corporation, we hereby request that the Initial Form 8-A be withdrawn from registration to prevent it from automatically becoming effective on September 27, 1999, the date which is 60 days after July 29, 1999.

       Following the withdrawal of the Company's Initial Form 8-A, the Company intends to refile its Registration Statement on Form 8-A (the "Revised Form 8-A") under the Exchange Act. Following the withdrawal of the Initial Form 8-A and the filing of the Revised Form 8-A, it is our understanding that the Corporation's revised Form 8-A will become effective automatically upon the effectiveness of the Corporation's Securities Act Registration Statement.

       Please call the undersigned at (212) 336-2313 if you have any questions or comments.

                                                Very truly yours,

                                                /s/ Peter J. Schaeffer
                                                Peter J. Schaeffer

Enclosures